January 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C.  20549

Attention: Erin Purnell

Re:	Edify Acquisition Corp.

Registration Statement on Form S-1

Filed December 28, 2020, as amended

File No. 333-251775

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Edify Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on January 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 700 copies of the Preliminary Prospectus dated January 12, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
	Name:	Eric Benedict
	Title:	Managing Director

B. RILEY SECURITIES INC.

By:	/s/ Jimmy Baker
	Name:	Jimmy Baker
	Title:	Head of Capital Markets